UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Borders Group, Inc.
(Name of Issuer)
Common stock, no par value per share
(Title of Class of Securities)
099709107
(CUSIP Number)
Bennett S. LeBow
c/o LeBow Gamma Limited Partnership
667 Madison Avenue, 14th Floor
New York, New York 10065
(212) 319-4400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 21, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

Page 1 of 7 Pages

CUSIP No.	099709107

1.	NAMES OF REPORTING PERSONS Bennett S. LeBow I.R.S. Identification Nos. of above persons (entities only).

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7.	SOLE VOTING POWER

NUMBER OF		11,111,111

SHARES	8.	SHARED VOTING POWER (SEE ITEM 5)*
BENEFICIALLY
OWNED BY

EACH	9.	SOLE DISPOSITIVE POWER (SEE ITEM 5)*
REPORTING
PERSON		11,111,111

WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,111,111

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.53%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 2 of 7 Pages

CUSIP No.	099709107
Item 1. Security and Issuer
The class of equity security to which this statement relates is the common stock, no par value per share (the “Common Shares”), of Borders Group, Inc., a Michigan corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Phoenix Drive, Ann Arbor, Michigan 48108.
Item 2. Identity and Background
This Schedule 13D is being filed on behalf of Bennett S. LeBow (the “Reporting Person”).
The address of the Reporting Person is c/o LeBow Gamma Limited Partnership, a Delaare limited partnership, 667 Madison Avenue, 14th Floor, New York, New York, 10065.
The Reporting Person’s principal occupation is as the controlling person of, and an investment advisor for, several investment vehicles and managed accounts. In this regard, the Reporting Person is the sole trustee of Bennett S. LeBow Revocable Trust, which is the sole stockholder of LeBow Holdings, Inc., a Nevada corporation, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership, a Delaware limited partnership. The Reporting Person is also a director and officer of LeBow Holdings, Inc. and a director and officer of LeBow Gamma, Inc. Additionally, the Reporting Person is the Chairman of the Board of Directors of Vector Group, Ltd.
During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Considerations
The Reporting Person obtained funds to make the purchases described below from capital contributions and the working capital of LeBow Gamma Limited Partnership, an entity indirectly controlled by the Reporting Person, in the ordinary course of business. No funds were borrowed in order to complete the transactions described herein.

Page 3 of 7 Pages

CUSIP No.	099709107
Item 4. Purpose of Transaction
On May 21, 2010, the Reporting Person acquired 11,111,111 Common Shares of the Issuer in the ordinary course of business pursuant to that certain Securities Purchase Agreement (the “Securities Purchase Agreement”), dated May 20, 2010, by and between the Issuer and LeBow Gamma Limited Partnership, a Delaware limited partnership (the “Purchaser”), an entity indirectly controlled by the Reporting Person. As a result of such issuance, the Purchaser acquired 15.53% of the issued and outstanding Common Shares of the Issuer.
The Securities Purchase Agreement requires the Issuer to use its reasonable best efforts to obtain the approval of its shareholders to the issuance to the Purchaser of a stock purchase warrant (the “Warrant”) exercisable to acquire an additional 35,130,000 Common Shares of the Issuer (the “Warrant Shares”). If the issuance of the Warrant Shares is not approved by the Issuer’s shareholders on or before September 30, 2010, the Issuer will be required, under the Securities Purchase Agreement, to issue to the Purchaser a stock appreciation right (the “Stock Appreciation Right”) exercisable with respect to 35,130,000 share equivalents. Upon exercise of the Stock Appreciation Right by the Purchaser, the Issuer would be required to make a cash payment with respect to each share equivalent equal to the excess, if any, of the future market price of the Issuer’s common stock over the $2.25 base price provided in the Stock Appreciation Right. Such payment is not permitted to be made until the expiration of the current senior credit agreements of the Issuer.
Under the terms of the Securities Purchase Agreement, the Issuer is also required to use reasonable best efforts to cause the election of two directors designated by the Purchaser to the nine-member board of directors of the Issuer. The Reporting Person and Mr. Howard M. Lorber were elected to the board of directors of the Issuer on May 21, 2010.
The Securities Purchase Agreement provides the Purchaser with approval rights with respect to certain corporate and business transactions. In addition to those approval rights granted to the Purchaser, the Issuer is required to use its reasonable best efforts to obtain the approval of its shareholders to an additional Purchaser consent right that would require the Issuer to obtain the Purchaser’s consent prior to the Issuer appointing, terminating or transferring the Chief Executive Officer or the Chief Financial Officer of the Issuer, or any other executive officer of the Issuer, or materially amending or modifying the terms and conditions of any such person’s terms and conditions of employment (subject to customary exceptions).
The Purchaser’s director designation and approval rights (set forth above) will terminate at such time as the Purchaser beneficially owns less than 5,555,555 Common Shares of the Issuer (as adjusted for stock splits, stock dividends, subdivisions and combinations of shares), excluding for this purpose the Warrant Shares. Further, until the earlier of the second anniversary of May 21, 2010 and such time as the Purchaser beneficially owns less than 5,555,5555 Common Shares of the Issuer (as adjusted for stock splits, stock dividends, subdivisions and combinations of shares, and including the shares underlying the Warrant) (the “Restricted Period”) the Purchaser will be required to vote all of the Common Shares of the Issuer beneficially owned by the Purchaser in favor of the director nominees recommended by the Issuer’s board of directors.
The Securities Purchase Agreement also includes a standstill provision that prohibits the Purchaser, subject to certain exceptions, from (i) acquiring additional Common Shares of the Issuer or other equity securities if the acquisition would result in a change in control of the Issuer as defined under the Issuer’s senior credit agreements and (ii) engaging in the solicitation of proxies or taking certain other actions with respect to the control or influence of the Issuer’s board of directors, management, policies or affairs. The standstill provisions, other than the restrictions on acquisitions of Common Shares of the Issuer, are applicable during the Restricted Period. After the Restricted Period, the Purchaser will be permitted to acquire additional Common Shares of the Issuer or other securities of the Issuer (i) pursuant to a transaction that, if consummated, would result in the acquisition of 100% of the Issuer’s fully-diluted shares or (ii) if the acquisition does not result in a change in control of the Issuer as defined under the Issuer’s senior credit agreements.
The Securities Purchase Agreement provides that the Purchaser may not sell, pledge or otherwise transfer the 11,111,111 Common Shares, the Warrant or the Stock Appreciation Right except (i) at any time, to any affiliate of the Purchaser, (ii) at any time, pursuant to a change in control transaction authorized or recommended by the Issuer’s board of directors or (iii) at any time after the first anniversary of May 21, 2010, so long as any such transfer involving more than 5% of the outstanding Common Shares of the Issuer to any one person is limited to persons who are not competitors of the Issuer and who the Purchaser reasonably believes are acquiring the securities in the ordinary course of business and not with the purpose of changing or influencing the control of the Issuer.
The Reporting Person does not have any present plans or intentions that relate to or would result in any of the matters described in subsections (a)-(j) of Item 4 of Schedule 13D other than contained herein or that have been publicly disclosed by the Issuer in its filings with the Securities and Exchange Commission or in the Issuer’s press releases. The Reporting Person, however, will take such actions with respect to the Reporting Person’s investment in the Issuer as deemed appropriate in light of existing circumstances from time to time, which shall include without limitation, with respect to the Reporting Person’s capacity as a director of the Issuer and Chairman of the board of directors of the Issuer, the making of one or more proposals with respect to potential changes in the operations, capital structure or business strategy of the Issuer in an effort to enhance shareholder value.

Page 4 of 7 Pages

CUSIP No.	099709107
Item 5. Interest in Securities of the Issuer
(a)	As of May 21, 2010, the Reporting Person indirectly beneficially owns 11,111,111 Common Shares, which constitutes approximately 15.53% of the 71,563,800 Common Shares of the Issuer issued and outstanding as of the date hereof.

(b)	The Reporting Person indirectly has the sole power to vote, or direct the vote of (“Voting Power ”), and the sole power to dispose, or direct the disposition of (“Dispositive Power”), the Common Shares through LeBow Gamma Limited Partnership, a Delaware limited partnership. The Reporting Person is the sole trustee of Bennett S. LeBow Revocable Trust, which is the sole stockholder of LeBow Holdings, Inc., a Nevada corporation, which is the sole stockholder of LeBow Gamma, Inc., a Nevada corporation, which is the general partner of LeBow Gamma Limited Partnership. The Reporting Person is also a director and officer of LeBow Holdings, Inc. and a director and officer of LeBow Gamma, Inc.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except for Item 4 of this Schedule 13D and the Securities Purchase Agreement, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, buying, selling, transferring or voting of any of the securities, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

Page 5 of 7 Pages

CUSIP No.	099709107
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 1, 2010

BENNETT S. LEBOW
By	/s/ Bennett S. LeBow
	Name:	Bennett S. LeBow

Page 6 of 7 Pages

CUSIP No.	099709107

EXHIBIT INDEX

Exhibit	Description

1	Securities Purchase Agreement dated as of May 20, 2010, between Borders Group, Inc., and LeBow Gamma Limited Partnership.

Page 7 of 7 Pages